UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Launches Industry’s Lowest-Power LTE Industrial Gateway

AirLink® Raven RV50 gateway provides mission-critical LTE communication and remote monitoring for industrial IoT applications, including utilities, oil and gas, and infrastructure

VANCOUVER, Canada--(BUSINESS WIRE)--November 17, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced the launch of the AirLink® Raven RV50 gateway—the LTE successor to the market’s most widely deployed cellular gateway solution for energy and industrial applications, the AirLink® Raven series.

The AirLink® Raven RV50 offers a truly rugged design and the lowest power consumption of any LTE industrial gateway, providing reliable connectivity for the most demanding remote applications, even when solar panels are the only available source of power.

“The Raven RV50 is an ideal migration path for customers to cost-effectively upgrade to LTE technology for their industrial IoT applications, while providing additional functionality to enable new solutions such as remote video surveillance,” said Jason Krause, Senior Vice President, Enterprise Solutions for Sierra Wireless. “The RV50 consumes the same low level of power as our 2G and 3G Raven gateways, so it can be installed directly into existing infrastructure without the need to increase capacity.”

Industrial infrastructure is often unmanned, remote, and critical to business operations. To ensure safety, security, and uninterrupted operation, a remote monitoring and control system is essential for applications such as SCADA, on pipelines and in power distribution, and intelligent traffic management systems. The AirLink Management Service (ALMS)—a cloud management solution ranked “best-in-class” by ABI Research—provides remote device management for the RV50, as well as alerting and monitoring of key variables such as signal strength, location, temperature and voltage.

Offering intelligence at the edge, the Raven RV50 includes the ALEOS Application Framework (AAF), a powerful embedded programming environment for on-board data gathering, real-time data processing and alert generation. The application framework also enables the delivery of critical real-time data and information, reliably and securely over LTE networks, to the Sierra Wireless IoT Acceleration Platform or to other software applications and operational systems.

The AirLink Raven RV50 is the first product of its kind to offer SIM-based network operator switching – just insert the SIM into the gateway and it automatically configures the new network settings. The RV50 ships as a single product variant that works on all major North American networks, simplifying the ordering and inventory process, and providing unmatched flexibility in managing deployments. Customers can take advantage of the best network coverage in remote areas without increasing complexity.

What customers and partners are saying:

“We tested the Raven RV50 to provide LTE, lower power connectivity for SCADALynx, and we were impressed by how quickly the Raven RV50 integrated with our software,” says Ryan McDonald, CIO of eLynx Technologies. “We’re also really excited about the network operator switching capability of the Raven RV50—it provides a new level of flexibility for our inventory and provisioning processes. We plan on standardizing the Raven RV50 as our primary cellular gateway—given its highly compatible management platform, performance features and reliability, we feel it is an ideal solution for our customers.”

“We tested the new AirLink Raven RV50 as a replacement for the Raven X, and found that it works flawlessly – we didn’t need to make any modifications to our software,” says Neil Hurst, Engineering Manager, Products of EDM International, Inc. “We are very pleased with this new product – in particular, its very fast boot-up time and low power consumption.”

“The Raven RV50 offers a huge jump in functionality at the same power consumption as the original AirLink Raven. Industrial customers in particular can now look at adding new functionality like video surveillance to their remote infrastructure, which improves their day-to-day management and the security of these remote assets,” said Mark Gianinni, CEO of Accel Networks.

Register for the Raven RV50 Webinar: 8:00 a.m. PST, November 19, 2015

Sierra Wireless will host an informational webinar about communications challenges in industrial environments and the new AirLink Raven RV50 gateway on Thursday, November 19 at 8:00 AM Pacific time. Topics will include typical industrial applications and use cases, the role of LTE in an industrial environment, and the importance of power consumption in industrial gateways.

To register for the webinar, please visit https://cc.callinfo.com/cc/s/registrations/new?cid=1euhh1xlrempp

More Information

Please visit the Sierra Wireless website for more information about the AirLink Raven RV50 gateway, and the company’s solutions for the energy and industrial IoT market. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/company/image-gallery.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirLink” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
North America
Sara McCormick, +1 604-233-7823
smccormick@sierrawireless.com
or
Europe & UK
Mette Hautemaniere, +33 1 46 29 94 17
MHA@sierrawireless.com
or
Investor Relations
David Climie, +1 604-231-1137
ir@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 17, 2015